United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Vale informs on the manifestation by Public Prosecutors in Fundão’s Public Civil Action

Rio de Janeiro, October 2nd, 2020 - Vale S.A. (“Vale”) informs that the Federal and the Minas Gerais State Public Prosecutors’ Offices and the Federal, the Minas Gerais and the Espírito Santo State Public Defenders’ Offices (collectively, “the Plaintiffs”), on September 30th, 2020, filed a request to the 12th Federal Court of Belo Horizonte, in which are processed the lawsuits regarding the Fundão dam rupture, owned by the company SAMARCO Mineração S.A. (“Samarco”), occurred on November 5th, 2015, in which they postulate for the resumption of the public civil action filed in 2016 (“ACP-Fundão”). Said ACP-Fundão has been suspended since August 8th, 2018 due to the agreement entered into by the parties and ratified in court (“TAC-Governança”). The Plaintiffs' request will be analyzed by the Judge of the 12th Federal Court after the manifestation by Samarco and its shareholders, Vale and BHP, given the adversarial principle.

It is noteworthy that the Plaintiffs are signatories to several agreements with Samarco, BHP and Vale, all focused on the integral reparation of people and areas affected by the Fundão dam rupture. The reparation works, carried out by the Renova Foundation, includes mechanisms for the participation of the affected communities, under the terms of the TAC-Governança. The Plaintiffs argue that the ACP-Fundão should be resumed due to the “impasse in the hiring of technical advisors”, an obligation provided for in the TAC-Governança, but which is currently under judicial review.

The companies consider the Plaintiffs’ request without merit, given that there was no default of obligations by the companies under said agreements. It is also important to note that the request to resume the lawsuit does not affect the continuity of works by the Renova Foundation, nor does it change the commitments assumed by the companies.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: October 2, 2020		Head of Investor Relations